NORTHWEST
Suite 704, 595 Howe Street
Box 35
LAW GROUP		Vancouver, British Columbia
Canada V6C 2T5
Stephen F.X. O’Neill*†	Michael F. Provenzano
Alan H. Finlayson	Christian I. Cu*†<>	Telephone:	(604) 687-5792
Charles C. Hethey*Δ	Brian S.R. O’Neill*†<>	Facsimile:	(604) 687-6650
Northwest Law Group is an association of independent lawyers and law corporations.

File #0267
April 29, 2013
VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Erin Wilson

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	SEC File No. 333-186039
	-	Post-Effective Amendment No. 1 to Form S-3 Registration Statement on Form S-1 (the
“Registration Statement”) filed April 19, 2013

We write on behalf of the Company with respect to your comment letter dated April 26, 2013 (the “Comment Letter”) regarding the above-referenced Registration Statement. The Company has filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (as revised, the "Amended Registration Statement").

In addition to the Amended Registration Statement, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

EXHIBITS

1. Please revise to provide the interactive data required by Item 601(b)(101) of Regulation S-K.

As requested, the interactive data has been included in the Amended Registration Statement.

We enclose with this letter the Company’s acknowledgement letter as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU
CIC/dml
Enclosure
cc: Ireland Inc.

*	Practising through O’Neill Law Corporation	<>	Also of the Nevada State Bar
Δ	Also of the New York State Bar	†	Also of the Washington State Bar